SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Clean Energy Fuels Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
184499 10 1

(CUSIP Number)
Thomas Boone Pickens, Jr.

(Names of Reporting Persons)
Robert L. Stillwell
BP Capital, L.P.
8117 Preston Road, Suite 260
Dallas, Texas 75225
Telephone: (214) 265-4165

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 30, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184499 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BOONE PICKENS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		31,809,719

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,809,719

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,809,719

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.1%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	184499 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MADELEINE PICKENS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,700,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,700,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON*

	IN

SCHEDULE 13D
     This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, Amendment No. 2 filed on January 29, 2010 and Amendment No. 3 filed on June 7, 2011 (collectively, the “Schedule 13D”), on behalf of Boone Pickens and Madeleine Pickens (each, a “Reporting Person” and collectively, the “Reporting Persons”) and is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer
     Unchanged.
Item 2. Identity and Background
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Unchanged.
Item 4. Purpose of Transaction
     Unchanged.
Item 5. Interest in Securities of the Issuer
     Sections (a) and (b) of Item 5 are hereby amended and restated as follows:
     (a) As of the date hereof, Boone Pickens beneficially owns an aggregate of 31,809,719 shares of Common Stock (which includes 269,999 shares of Common Stock issuable upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan which are currently exercisable and 15,000,000 shares of Common Stock issuable upon the exercise of the Warrant held by Mr. Pickens (see Item 6 in Amendment No 2. and Amendment No. 3) constituting approximately 37.1% of the shares of Common Stock outstanding. Boone Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Madeleine Pickens.
     As of the date hereof, Madeleine Pickens beneficially owns an aggregate of 1,700,000 shares of Common Stock, constituting approximately 2.4% of the shares of Common Stock outstanding. Madeleine Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Boone Pickens.
     The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the Reporting Persons is based on 70,368,655 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 2, 2011, as reported by the Company in its Quarterly Report filed on August 8, 2011 on Form 10-Q for the quarter ended June 30, 2011, plus, in the case of Boone Pickens, the number of shares issuable upon exercise of the Warrant and stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan.
     (b) Boone Pickens has sole voting and sole dispositive power over 31,809,719 shares of Common Stock beneficially owned by him. Of these shares, 16,539,720 shares are owned directly by him, 269,999 shares are issuable to Boone Pickens upon the exercise of stock options granted to him under the Company’s Amended &

Restated 2006 Equity Incentive Plan which are currently exercisable and 15,000,000 shares are issuable to Boone Pickens upon exercise of the Warrant (see Item 6 in Amendment No 2. and Amendment No. 3).
     Madeleine Pickens has sole voting and sole dispositive power over the 1,700,000 shares of Common Stock owned directly by her.
     Section (c) of Item 5 is amended by adding the following:
     (c)
     On the dates set forth below, Boone Pickens Interests Ltd. sold an aggregate of 1,319,488 shares of Common Stock pursuant to Mr. Pickens’ estate planning arrangements. All transactions were effectuated in the open market through a broker. The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock sold. The shares of Common Stock were sold in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below. The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold, within the range of prices set forth in the table below.

		Weighted Average
Trade Date	Shares Sold	Price($)	Range of Prices($)
8/30/11	500,000	$13.8504	$13.61 — $14.24
8/31/11	450,000	$13.2106	$12.96 — $13.80
9/1/11	369,488	$12.8949	$12.73 — $13.17
     Section (d) of Item 5 is hereby amended by deleting the entire section.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Unchanged.
Item 7. Material to Be Filed as Exhibits
     Unchanged.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 2, 2011

By:	/s/ Boone Pickens
	Name:	Boone Pickens

By:	/s/ Madeleine Pickens
	Name:	Madeleine Pickens